SCHEDULE 14A INFORMATION

                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 1)

Filed by the Registrant [] Filed by a Party other than the Registrant [X] Check the appropriate box:
     [ ]  Preliminary Proxy Statement
     [ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2))
     [X]  Definitive Proxy Statement
     [ ]  Definitive Additional Materials
     [ ]  Soliciting Material Under Rule 14a-12

                                ITEX CORPORATION
                (Name of Registrant as Specified In Its Charter)

            LAKEMONT CAPITAL, LTD. on behalf of The Committee for the
                        Advancement of Stockholder Equity
    (Name of Persons(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(I)(1)and
    0-11.

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:__________________

    (5) Total fee paid:___________________________________________________


[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:__________________________________________

    (2) Form, Schedule or Registration Statement No.:____________________

    (3) Filing Party:____________________________________________________

    (4) Date Filed:______________________________________________________

               COMMITTEE FOR THE ADVANCEMENT OF STOCKHOLDER EQUITY
                            C/O LAKEMONT CAPITAL LTD.
                                 3059 LENOIR ST.
                             LAS VEGAS, NEVADA 89135
                            TELEPHONE (425) 747-6434
                               FAX (425) 641-6162

Dear Fellow Stockholders:

      During the period from April 4, 2001 to the Annual Meeting, the outside directors of Itex Corporation will have received cash and trade dollars in an aggregate amount which we estimate to be approximately $470,000, in addition to 1,000,000 shares of stock and stock options. However, during fiscal 2002, Itex had a net loss of almost $600,000. We believe the outside directors of Itex are paying themselves substantial compensation to the detriment of Itex and its stockholders. We have formed the Committee for the Advancement of Stockholder Equity ("CASE") in an effort to stop what we believe to be excessive compensation and a waste of corporate resources.

      The Annual Meeting of the Stockholders of Itex (the "Annual Meeting") is scheduled to be held on Tuesday, January 28, 2003, at 9:00 a.m. Pacific Standard Time at the Radisson Hotel, located at 500 Leisure Lane, Sacramento, California 95815. CASE is requesting your proxy for the Annual Meeting.

      According to Itex's definitive proxy materials filed with the SEC on November 26, 2002, at the Annual Meeting six nominees of the Itex board of directors will be elected for one-year terms expiring at the next annual meeting of stockholders. In opposition to the solicitation of proxies by the board of directors, CASE will seek the election of five persons nominated by CASE to serve as directors of Itex. If elected, the CASE nominees will constitute five of the six members of the board of directors.

      Following this letter you will find our proxy statement containing information about the five individuals we intend to nominate for election as directors of Itex. Please read the attached information carefully.

      Please sign and date the enclosed BLUE proxy card and return it in the enclosed envelope as soon as possible. By returning the BLUE proxy card, CASE will be able to vote on your behalf FOR CASE's five nominees for director. Even if you have already voted using Itex's white proxy card, you can revoke your prior vote by signing, dating and returning our BLUE card.

      In addition to mailing your CASE proxy, we are requesting that you also fax a copy of your signed CASE proxy card as soon as possible to Steven White at
(425) 641-6162.

Thank you for your support.

January 8, 2002         The Committee for the Advancement of Stockholder Equity

                                     Steven White
                                     Eric Best
                                     John Wade
                                     Alan Zimmelman

                                 PROXY STATEMENT

                                       OF

             THE COMMITTEE FOR THE ADVANCEMENT OF STOCKHOLDER EQUITY

                          IN OPPOSITION TO THE BOARD OF

                          DIRECTORS OF ITEX CORPORATION


                           ---------------------------

                         ANNUAL MEETING OF STOCKHOLDERS

                                       OF

                                ITEX CORPORATION

                         TO BE HELD ON JANUARY 28, 2003

                           ---------------------------


        PLEASE SIGN, DATE, AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY!


         The Committee for the Advancement of Stockholder Equity ("CASE") is furnishing this Proxy Statement and the accompanying BLUE proxy card in connection with the solicitation of proxies for use at the annual meeting of stockholders of Itex Corporation ("Itex") scheduled to be held on Tuesday, January 28, 2003, at 9:00 a.m. Pacific Standard Time at the Radisson Hotel, located at 500 Leisure Lane, Sacramento, California 95815, or at any and all adjournments, postponements, continuations or reschedulings thereof (the "Annual Meeting"). Itex is a Nevada corporation with offices located in Sacramento, California.

            CASE was formed in November 2002, to solicit proxies to obtain control of the board of directors of Itex at the Annual Meeting, to stop what CASE believes to be excessive compensation paid to the outside directors of Itex, and to redirect Itex's financial resources in an effort to increase stockholder value. During the period from April 4, 2001 to the Annual Meeting, we estimate the outside directors of Itex will have received approximately $470,000 in cash and trade dollars, in addition to 1,000,000 shares of stock and stock options. During fiscal 2002, however, Itex Corporation had a net loss of almost $600,000, and according to Itex's Consolidated Statements of Cash Flows, a net decrease in its cash and cash equivalents of $916,000. We think that the funds being paid to our outside directors could better be used by Itex to advance its business and increase stockholder value.

            If elected, the CASE members intend to:

          o    revise Itex's compensation policy toward its outside directors

          o eliminate bylaw provisions authorizing loans to officers and directors

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


           Further, we believe our nominees will bring to the board the judgment, experience and energy needed to produce enhanced value for Itex stockholders. The members of CASE are Steven White, Eric Best, John Wade, and Alan Zimmelman. Lewis "Spike" Humer, the current CEO of Itex, has also consented to be placed on the slate of CASE nominees. Although Mr. Humer is not a member of CASE, we believe it important that, whichever slate of nominees is elected, Mr. Humer continues his leadership of Itex. Each of the five CASE nominees has previously had oversight responsibility for at least one public company in the barter industry, serving as director. Lewis Humer will remain as CEO of Itex, bringing management stability, continuity of operations, together with his continuing efforts to return Itex to profitability. Steven White served as CEO and Chairman of Ubarter.com from its inception to a liquidity event for its stockholders through the sale of the company in a public stock-for-stock exchange offering to Network Commerce, Inc. As consultant, Mr. White assisted Itex in the integration of assets formerly owned by Ubarter.com. Eric Best contributes extensive software consulting, development and systems integration experience to the board, and has overseen the sale of former software businesses he founded to Amazon.com and Impressa, Inc. John Wade offers financial management experience and currently serves as CFO of a Nasdaq listed company. Alan Zimmelman adds his experience in barter operations, sales and management. See "The CASE Nominees - Business Experience of Director Nominees." The CASE nominees intend to adopt a compensation policy for outside directors that will eliminate cash and trade dollar compensation and fees for committee participation to outside directors. The CASE nominees believe that this action alone will enhance stockholder value in the near term by contributing to Itex working capital and earnings. See "Proposed Actions of CASE Nominees"

         Four of the CASE nominees, Steven White, Eric Best, John Wade, and Alan Zimmelman, will be standing for election in opposition to four of the six nominees of the incumbent Itex board of directors ("Itex nominees"), namely Jeffrey L. Elder, Jay Abraham, John L. Dethmen, and William Bronston, M.D. The fifth CASE nominee, Lewis Humer, is also named on the Itex Proxy Statement as an Itex nominee, and is thus running on both slates. Although not a member of CASE, Lewis Humer is deemed by SEC rules to be a participant in the CASE solicitation by virtue of his being named a nominee on the CASE slate. The CASE nominees together beneficially own 1,070,106 shares, or approximately 5.9 percent, of the outstanding Itex common stock. Of this amount, 820,106 shares, or approximately
4.5 percent, are beneficially owned by Lewis Humer. The address of Steven White, President of Lakemont Capital, Ltd. ("Lakemont"), the leader of CASE, is c/o Lakemont Capital, Ltd., 3216 - 162nd PL SE, Bellevue, WA 98008. Lakemont, a corporation owned by Steven White, has agreed to fund the CASE election contest, and file materials with the Securities and Exchange Commission ("SEC") and engage in solicitation efforts on behalf of CASE. Further information concerning CASE, Lakemont, CASE's nominees standing for election to Itex's board of directors at the Annual Meeting, all of whom are participants in CASE's solicitation of proxies, is provided in this Proxy Statement under the headings "Election of Directors," "The CASE Nominees," "Solicitation of Proxies; Expenses" and in Annex A.

         This Proxy Statement and accompanying BLUE proxy card are being mailed by CASE to Itex stockholders on or about January 8, 2002. The members of CASE request that you sign, date, and deliver the enclosed BLUE proxy card and return it in the enclosed postage prepaid envelope as soon as possible.

         The enclosed BLUE proxy card will enable you to vote FOR the five (5) persons nominated by CASE to serve as directors of Itex. Itex is nominating six persons to serve on the board. Therefore, the execution of the BLUE proxy card will result in the forfeiture by stockholders of your right to vote for the full complement of Itex directors. If elected, the CASE nominees will constitute five of the six members of the board of directors. If elected, the CASE nominees, by themselves, will be able to cause any action to be taken or not be taken by the board of directors. There is no assurance that any of the Itex

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

nominees will serve as directors of Itex if any of the CASE nominees are elected. In the event any Itex nominees are elected and refuse to serve, the CASE members do not intend to fill the board vacancies but rather to reduce the size of the board accordingly.

         This solicitation is being made by case, and not by or on behalf of the board of directors of Itex. CASE urges Itex stockholders to vote "FOR" the CASE nominees on the enclosed BLUE proxy card.

         Whether or not you plan to attend the Annual Meeting in person, please complete, sign, date, and return the accompanying BLUE proxy card in the enclosed envelope to ensure your representation and the presence of a quorum at the Annual Meeting. No postage is required if it is mailed in the United States.

         To support CASE, do not return the WHITE proxy card sent to you by the Itex board of directors under any circumstances, even to vote "against" Itex's proposals. If you have already voted on Itex's WHITE proxy card, you can easily change your vote and revoke that proxy by signing, dating and returning the enclosed BLUE proxy card. Only your latest dated proxy will count at the Annual Meeting.

         IMPORTANT NOTE: If your shares are held in the name of a brokerage firm, bank, or other nominee (i.e., in "street name"), only the broker, bank, or nominee can vote your shares and only upon receipt of your specific instructions. Please contact your broker or other nominee and instruct it to return only CASE's BLUE proxy card.

         If you have any questions or need any assistance in voting your shares, please contact Steven White at (425) 747-6434.

         In addition to mailing your CASE proxy, we are also requesting that each registered holder of Itex shares also fax a copy of your signed BLUE proxy card as soon as possible to Steven White at (425) 641-6162.


VOTING INFORMATION

         According to its definitive proxy materials (the "Itex Proxy Statement") filed with the SEC on November 26, 2002, as supplemented on December 6, 2002, Itex's board of directors has fixed the close of business on December 2, 2002, as the Record Date for determining stockholders entitled to notice of and to vote at the Annual Meeting. According to the Itex Proxy Statement, 17,727,565 shares of common stock of Itex were outstanding as of the Record Date. Only stockholders of record of the shares of common stock are entitled to vote at the Annual Meeting. Each share of Itex common stock is entitled to one vote on such matters as may properly come before the Annual Meeting or any adjournment thereof. According to the bylaws, the presence in person or by proxy of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting.

         Votes not cast at the Annual Meeting because of broker non-votes will not be considered in connection with determining the outcome of the election of directors. The Itex Proxy Statement states that if a broker indicates on its proxy that it does not have discretionary authority to vote on a particular matter, the affected shares will be treated as not present and not entitled to vote with respect to that

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

matter, even though the same shares may be considered present for quorum purposes and may be entitled to vote on other matters.

         There are five CASE nominees standing for election to the board of directors. According to the Itex Proxy Statement, six directors will be elected at the Annual Meeting, and the board of directors of Itex has designated six nominees to stand for election (the "Itex nominees"). One of the CASE nominees, Lewis Humer, is also named on the Itex Proxy Statement as an Itex nominee, and is running on both slates. Accordingly, there will be ten nominees (five CASE nominees and six Itex nominees, with one nominee common to both slates) for six director positions on the board of directors.

         As set forth in the Itex Proxy Statement and pursuant to Nevada law, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election. This means the six nominees receiving the highest number of affirmative votes will be elected. Votes against any particular director and votes withheld have no legal effect.

         The six Itex nominees are identified in the Itex Proxy Statement. Four of the CASE nominees will be standing for election in opposition to four of the six Itex nominees, namely Jeffrey L. Elder, Jay Abraham, John L. Dethmen, and William Bronston, M.D. The fifth CASE nominee, Lewis Humer, the current CEO of Itex, is also an Itex nominee and is thus running on both slates. Any stockholder who wishes to split his or her vote by voting for one or more of the CASE nominees and for one or more of the Itex nominees will be unable to do so on either CASE's BLUE proxy card or Itex's WHITE proxy card, and may only do so by voting by ballot at the Annual Meeting. Stockholders should refer to the Itex Proxy Statement for information concerning the Itex nominees. CASE urges you to not return any white proxy card sent to you by the Itex board of directors under any circumstances, even to vote "against" Itex's proposal on their proxy card. Doing so may cancel your vote for CASE's nominees.

         Stockholders who vote on the BLUE proxy card furnished by CASE will be able to vote only for the five CASE nominees. Consequently, the execution of the BLUE proxy card will result in the forfeiture by stockholders of your right to vote for the full complement of Itex directors. There is no assurance that any of the Itex nominees will serve on the board of directors if any of the CASE nominees are elected. In the event the Itex nominees are elected refuse to serve, the CASE nominees do not intend to fill the board vacancies but rather to reduce the size of the board accordingly. Stockholders who use Itex's WHITE proxy card will not be able to vote for any of the CASE nominees. Therefore, any stockholder who wishes to vote for the CASE nominees must vote on CASE's BLUE proxy card.

         Required information concerning the necessary vote to approve the other matters being voted upon at the Annual Meeting and the effects, if any, of abstentions and broker non-votes on such other matters, will be set forth in the Itex Proxy Statement and, in accordance with Rule 14a-5(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), reference is made to the Itex Proxy Statement for such information.

         Please review the materials that you receive carefully. CASE did NOT send you the WHITE proxy card and we urge you NOT to return the WHITE card or respond to those materials. We urge you to SIGN, DATE AND RETURN ONLY THE BLUE CARD in order to vote for the CASE nominees. If you wish to vote your BLUE proxy card as CASE recommends, you do not need to check any of the boxes on the proxy card and only need to SIGN, DATE AND RETURN THE BLUE CARD.

REASONS FOR THE SOLICITATION

         The principal way stockholders can voice their dissatisfaction with the board of directors is by nominating and electing their own slate of directors. Part of the process of electing that slate is asking other stockholders for their vote through a process called proxy solicitation. When you give us your proxy, you are effectively voting for our slate of candidates - the CASE nominees. This proxy statement is a step in the proxy solicitation process. It gives us the opportunity to explain our position and ideas to other stockholders. By law, Itex must make it possible for us to send you this information, even if the board does not welcome our input.

         The Committee for the Advancement of Stockholder Equity ("CASE") was formed in November 2002 to solicit proxies to obtain control of the board of directors of Itex at the Annual Meeting. The CASE nominees seek to stop what CASE believes to be excessive compensation paid to the outside directors of Itex, and to bring fresh thinking and new ideas in an effort to improve Itex's strategic direction and value to Itex stockholders. We cannot guarantee, of course, that we will be successful in enhancing stockholder value. However, we do believe that allocating excessive amounts of Itex's limited funds to director compensation is not the way to achieve maximum stockholder value. We have nominated the CASE nominees as five of the six directors to be elected, in order to allow the CASE nominees to be able to cause actions to be taken or not be taken by the board of directors. The following discussion explains our reasons for seeking to elect our own slate of directors to the Itex board, beginning with the issue of director compensation.

         Members of Itex's current directors have approved compensation transactions with themselves that have led CASE to believe that Itex's outside directors are paying themselves substantial compensation at the expense of Itex and its stockholders. CASE is disturbed by Itex's outside director compensation policy. During the period from April 4, 2001 to the Annual Meeting, the outside directors of Itex Corporation will have received cash and trade dollars in an aggregate amount which we estimate to be approximately $470,000, in addition to 1,000,000 shares of stock and stock options. However, during fiscal 2002, Itex had a net loss of almost $600,000 according to its audited financial statements contained in its annual report on Form 10-KSB. Further, according to Itex's Consolidated Statements of Cash Flows in the same annual report, during fiscal 2002 Itex sustained a net decrease in its cash and cash equivalents of $916,000,. Itex's cash reserves have continued to dwindle during the period subsequent to the end of fiscal 2002. As of the quarter ended October 31, 2002, Itex reported $20,000 in cash and cash equivalents, according to its financial statements contained in its Form 10-QSB. We believe that the funds being paid to our outside directors could better be used by Itex for its working capital needs and to increase stockholder value. We further believe that the slate of CASE nominees demonstrates that competent directors can be obtained who are willing to forego substantial compensation to serve Itex.

         The current Itex Proxy Statement states that outside directors are compensated $20,000 annually, payable monthly in advance, plus a grant of 5,000 shares of common stock, plus a grant of options to purchase 15,000 shares of Itex common stock. Furthermore, outside directors also receive 12,000 Itex trade dollars annually, with Itex paying the cash tax effect of receiving the trade dollars. In addition, outside directors serving on committees receive $750 per meeting, with the chair of a committee receiving $1,000. It is the opinion of the CASE nominees that this is a substantial amount for a company with limited resources. This compensation package is an increase over Itex's 2001 proxy statement, which stated that outside directors are compensated $20,000 annually, payable monthly in advance, plus a grant of 2,500 shares of common stock plus $750 per meeting, with the chair of a committee receiving $1,000.

         However, based upon our review of the Itex Proxy Statement, Itex's public SEC filings, the Forms 4 filed by directors of Itex and our discussions with current and former directors of Itex, CASE has estimated the total aggregate compensation of the board of directors during the period since it was elected in April 4, 2001 to the date of the Annual Meeting to be as follows:
$472,485 in cash and trade dollars, 780,000 shares of common stock, and 220,000 stock options. Total compensation for Itex's outside directors can only be accurately determined by knowing the precise number of times board committees have met. In its letter to Itex of December 3, 2002, CASE requested that Itex provide CASE with the number of committee meetings held by each committee of the board of Itex from April 4, 2001 through December 3, 2002. In response, Itex filed supplemental proxy materials on December 6, 2002, disclosing the number of committee meetings for fiscal 2002.

         Therefore, in reaching our total estimated compensation paid the Itex board, CASE was required to make assumptions about the number of times the Itex board committees met prior to fiscal 2002 and subsequent to the 2002 fiscal year end of July 31, 2002. For the sake of its calculations, CASE has assumed that the committees met at the same frequency during these periods as they did during fiscal 2002. In addition, CASE has made other assumptions and estimates in calculating the total aggregate compensation of the board of directors. Our compensation totals include amounts which Itex has characterized as consulting fees to board members, rather than fees for services as director. For purposes of our aggregate totals, we have not distinguished between these two types of payment. Our estimated total compensation figures for the Itex board include all amounts paid the directors during their term, whether for consulting services or for service as directors. We have also assumed that payments to directors will continue to be made through the date of the Annual Meeting, in amounts consistent with their historical compensation. For example, as discussed below, our estimated compensation totals assume that Itex trade dollars are payable at the annual rate of $12,000 per year, as disclosed in the Itex Proxy Statement. For purposes of our calculations, we have prorated this annual compensation rate over the entire 22-month term of four of the five outside board members of Itex. We have assumed that cash payments included expense reimbursements of $15,900. In addition, as discussed below, we have calculated the cash tax effect on trade dollar compensation at 50%.

         On December 3, 2002, CASE submitted to Itex a worksheet with its calculation of the total aggregate compensation paid to the board of directors since the current board was elected (April 4, 2001) through the Annual Meeting date of January 28, 2003. Itex was informed that CASE intends to use these calculations in its proxy materials, and Itex was invited to (1) fully disclose its historical compensation of directors in its proxy materials, and (2) review the CASE worksheet and correct our assumptions, if needed. Based on the supplemental proxy information filed by Itex on December 6, 2002, the worksheet was revised and resubmitted to Itex on December 10, 2002. Itex was invited three subsequent times to review the CASE worksheet and correct our assumptions, if needed. Itex has declined to review or comment on the assumptions or estimates contained in our worksheet.

            Much of the director compensation cost results from the meeting of special committees. In the Itex Proxy Statement, it is reported that Itex has an Executive Committee, an Audit Committee, a Special Committee, and a Compensation Committee. The Itex Proxy Statement reports that no compensation is paid to the Executive Committee. Each other committee meeting thus costs the stockholders somewhere between $1,750 to $4,000, depending on the number of "independent" directors. CASE notes that during fiscal 2002 the Audit Committee met nine (9) times, the Special Committee ten (10) times, the Compensation Committee seven
(7) times and the Executive Committee seven (7) times. According to CASE's calculations, during fiscal 2002 the committee meetings cost ITEX $63,500 in cash, the Compensation Committee meetings alone costing $22,750. Our estimates of the total cash payments to

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

directors for committee meetings over their 22-month term is $102,250! CASE plans to eliminate director fees for participation on committees.

         CASE requests that you carefully consider how much stockholders are paying for what we believe to be the exercise of the board's ordinary duties. Although perhaps the incremental compensation arrangements with board members, viewed in isolation, may not seem overly burdensome, the cumulative effect of all these payments we believe to be quite significant for Itex. Remember this is a company that did not generate any cash from operations during fiscal 2002, but instead had an operational cash deficiency.

         The use of trade dollars to compensate directors creates a further cash burden on Itex. Itex pays cash compensation to its directors to defray the resultant personal income tax owed on trade-dollar compensation. Discussions with current and former directors have placed this cash component at between 50% to 55% of the trade dollars granted. We have calculated the cash tax effect on trade dollar compensation at 50%. Consequently, each 60,000 trade dollars issued as compensation to directors would require a corresponding cash payment of $30,000. The Itex Proxy Statement states that outside directors receive 12,000 Itex trade dollars annually. For purposes of calculating our estimated compensation totals, we have prorated this annual compensation rate over the entire 22-month term of four of the five outside board members of Itex. CASE plans to eliminate trade dollar compensation for its outside directors.

         If the five CASE nominees are elected, it is the intention of the CASE nominees to adopt a compensation policy whereby outside directors will receive 40,000 shares annually. There will be no cash payments to directors, or payments of fees to directors for performance of their duties. There will be no compensation of directors for committee participation. It is expected, however, that there will continue to be reimbursement of directors for their out-of-pocket expenses incurred in connection with attendance at board and committee meetings. For additional discussion of the potential effects of this compensation policy on Itex and its stockholders, see "Proposed Actions of CASE Nominees."

         There are further management transactions that have disturbed CASE's members. The audited Consolidated Statements of Shareholders' Equity for fiscal 2002 state that 760,000 shares of common stock were issued to outside board members during fiscal 2002. In CASE's view this grant of 760,000 shares, without stockholder approval, representing over 4% of the common stock of Itex issued and outstanding as of the Record Date, serves as further evidence of what we believe to be excessive compensation of directors. In our opinion, the issuance of these shares in exchange for board services for which Itex has already paid substantial cash and trade dollars results in substantial dilution to the rest of Itex's stockholders.

         Notes to the Itex audited financial statements contained in its Form 10-KSB for fiscal 2002, explain that the 760,000 shares valued at $68,000 include an annual grant to outside board members of 75,000 shares, a grant of 210,000 shares to special committee members and a grant of 475,000 shares to board members in lieu of cash compensation. The 760,000 shares were valued at an average price of $.089 per share. From Itex's Form 10-KSB it can be observed that the median share price during fiscal 2002, calculated as the average between the high and low closing sales prices, ranged from $.225 per share during the quarter ended October 31, 2001, to $.16 per share during the quarter ended July 31, 2002. Therefore it is our observation and belief that, in determining the value of their own shares, the Itex directors do not appear to have chosen a valuation methodology which would reflect an average trading price of Itex common stock taken over an extended period of time.

         Furthermore, CASE finds this stock grant of 760,000 shares difficult to reconcile with Itex's 2001 Proxy Statement in which it was stated:

          "Outside Members of the Board of Directors receive compensation of $20,000 annually, payable monthly in advance. On January 2 of each year, all currently serving Directors receive a grant of 2,500 shares of the Company's Common Stock. In addition, outside directors receive $750 per meeting with the chair of a committee receiving $1,000 per committee meeting."

         By CASE's calculations, the five outside directors should have received an aggregate total annual grant of 12,500 shares, not 75,000 shares. According to Itex's audited financial statements contained in its Form 10-KSB for fiscal 2002, the additional 685,000 shares were issued in lieu of cash compensation to board members. However, CASE did not find any explanation of this grant of 760,000 shares of common stock in the Itex Proxy Statement. We found this nondisclosure remarkable. In our opinion, this stock grant to directors was further evidence of the directors prospering at shareholder expense. In our letter to Itex of December 3, 2002, CASE requested disclosure of additional information relating to this board compensation. In response, Itex filed supplemental proxy materials on December 6, 2002, disclosing the identity of board members receiving of the 685,000 shares.

         But what we believe to be questionable transactions with directors do not stop here. In the Form 10-KSB of Itex for the fiscal year ended July 31, 2002, we find in Note 15 that $22,000 in cash consulting fees were paid by Itex "to a member of the outside board." Note 15 also states that $60,000 in trade dollars was paid to one outside director during fiscal 2002, in addition to the annual payments of trade dollars. CASE has requested that Itex identify the board members who received these consulting fees, and disclose the material terms of each of these consulting arrangements. Itex has declined to furnish to CASE either the identity of these board consultants, or the terms of the consulting agreements. However, based on our discussions with current and former board members of Itex, CASE has been informed that Jeffrey L. Elder, Chairman, was the recipient of the $22,000 cash consulting fee, and Jay Abraham received the $60,000 trade dollar consulting fee during fiscal 2002. CASE does not know whether the consulting agreements have continued into fiscal 2003, and has made no assumptions in this regard.

         CASE notes that in the Itex Proxy Statement a copy of Itex's Audit Committee Charter has been included, dated as of November 19, 2002. In that Audit Committee Charter the following statement is made of Audit Committee members:

         "No Committee member is paid consulting, advisory or other compensation fees other than for Board services."

         In view of the consulting fees paid by Itex in fiscal 2002, CASE wishes to verify whether each of the members of Itex's Audit Committee meets Itex's own self-imposed standard of audit committee independence. CASE observes that according to the Itex Proxy Statement Jeffrey L. Elder serves as Chairman of the audit committee. It is CASE's opinion that the consulting fees paid to Mr. Elder violate the terms of Itex's audit committee charter.

         The CASE nominees believe the excessive and unnecessary board compensation imposed on stockholders by Itex directors can be stopped! CASE urges Itex stockholders to replace the incumbent board by voting "FOR" the CASE nominees on the enclosed BLUE proxy card.

         Various other objectively measurable factors have led the members of CASE to become increasingly concerned that the outside directors of Itex may not have the strategic vision required to enhance the value of Itex to its stockholders. For example, the price of Itex's common stock languishes at near record lows. Itex's total trade exchange revenue has remained relatively flat over the last two years, at approximately $10 million. Itex's operations did not generate any cash during fiscal 2002.

         CASE's principal grievance is with the outside directors of Itex, not its executive officers. Itex recently announced profitable operating results for the quarter ended October 31, 2002, primarily attributable to management's restructuring and cost reduction efforts. CASE seeks additional cost reductions by eliminating cash payments to outside directors, while preserving continuity of management. Currently, both Lewis Humer, the current Chief Executive Officer of Itex, and Melvin P. Kerr, its Chief Operating Officer, serve under employment agreements until the end of 2003. In order to ensure management stability, CASE has contacted both of these Itex officers, and has received assurances that each would continue to serve under his employment agreement if the CASE nominees are elected. In addition, Lewis Humer, the current CEO of Itex, has consented to be placed on the slate of CASE nominees.

RECENT EVENTS

         The Itex Proxy Statement states that Itex has entered into employment agreements with the following executive officers: Lewis Humer, CEO, Daniela Calvitti, CFO, and Melvin Kerr, COO. CASE did not find these employment agreements to have been filed as exhibits to Itex's Form 10-KSB for fiscal 2002, as it believed to be required by Item 601 of Regulation S-B. In a letter dated December 3, 2002, CASE requested that ITEX furnish CASE copies of these employment agreements for its review. In response, Itex amended its Form 10-KSB on December 18, 2002 to file the three employment agreements.

         On December 3, 2002, CASE delivered a letter to Itex Corporation demanding certain stockholder information and further disclosure regarding board compensation. In response, Itex supplemented its definitive proxy materials on December 6, 2002 to provide additional board compensation disclosures. The December 3, 2002 letter from CASE contained a concurrent request under federal and state law for an Itex stockholder list. Nevada state law requires that the stockholder information be made available within five (5) days.

         Itex responded by letter dated December 9, 2002, in which it indicated that it elected not to provide CASE the stockholder information specified by SEC Rule 14a-7(b), and rather provided an initial statement pursuant to SEC Rule 14a-7(a)(1)(ii) of the approximate number of record holders and beneficial holders of its common stock as of the Record Date. In fairness to Itex, it acted in compliance with the federal rule. However Itex failed to deliver the stockholder information required by Nevada state law. On or about December 9, 2002, CASE was informed that Itex had decided to not provide CASE the stockholder list or NOBO information it requested. CASE concluded that Itex Corporation willfully neglected or refused to comply with the five-day disclosure period imposed by Nevada state law. Consequently, CASE issued a press release on December 10, 2002, which stated, in part, CASE's belief that Itex had "decided to hinder CASE's ability to communicate with Itex stockholders by refusing to provide CASE a list of its stockholders."

         CASE presented to Itex on December 20, 2002, a second demand letter for stockholder information under state law, accompanied by the threat of litigation. It was the opinion of CASE that the failure to deliver the requested stockholder information within the five-day disclosure period imposed by

Nevada state law was sufficient cause under Nevada case law to grant relief to the requesting stockholder, in this case Steven White. Itex responded on December 27, 2002, by providing CASE most of the requested stockholder information. A NOBO list was not provided to CASE.

         The first CASE press release was issued on December 3, 2002. During the period of time from December 3rd to December 9th, Steven White on behalf of CASE requested of Itex that, in order to provide stockholders with material information related to the election contest, the CASE press releases be allowed by Itex to be posted together with Itex company news on certain well-utilized electronic news services. Certain of these services, such as Yahoo, Lycos and MSN, will only post third-party news with the consent of the subject company; in this case, Itex. Other electronic news services, for example, Bloomberg.com, post all relevant news related to a subject company. CASE was informed that the board of directors had not consented to allow CASE press releases to be displayed on these news services. CASE does not dispute that it is within the discretion of Itex to withhold its consent to allow CASE press releases to be posted on electronic news services carrying company news. However, CASE observed that, to the full extent of its available discretion, the board of Itex did not permit CASE's press releases to be posted on these news services, notwithstanding CASE's belief that the press releases contained material information for stockholders. Consequently, in the press release of December 10, 2002, CASE stated its belief that "[t]o the extent possible, the Board also has refused to allow CASE press releases to reach its stockholders via electronic media."

         During the period between December 3 and December 10, 2002, Steven White on behalf of CASE contacted Mr. Humer and received assurance that Mr. Humer would continue to serve under his current employment agreement if the CASE nominees are elected. Throughout the Itex election contest initiated by CASE on December 3, 2002, Mr. Humer has sought on behalf of Itex to ensure that the election contest was fair to stockholders. In order to help ensure continuity in the strategic direction of Itex and a continuation of its executive leadership, on Januray 1, 2003, Mr. Humer consented to be placed on the slate of CASE nominees and named in the CASE proxy statement. In addition, Melvin Kerr, COO, consented to continue serving under his employment agreement if the CASE nominees are elected.

         On January 8, 2003, CASE filed its Schedule 13D with the SEC, disclosing the agreement of Mr. Humer to be nominated by CASE, the fact that the CASE nominees own in the aggregate approximately 5.9 percent of the shares outstanding and entitled to vote on the Record Date, and that the CASE solicitation participants may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Although Mr. Humer has agreed to be named in the CASE Proxy Statement as a CASE nominee and to comply with the requirements of the state and federal securities laws, he has declined to become a party to the CASE Agreement. Pursuant to the CASE Agreement, each member of CASE has agreed to be named in this proxy statement as a member of CASE, to vote his shares of Itex common stock in favor of CASE nominees, to comply with the requirements of the state and federal securities laws, and to cooperate with the other members of CASE to achieve its objectives. Mr. Humer is not a member of CASE, and therefore is not obligated to vote for the CASE nominees.

         Itex was invited on four occasions to review the CASE worksheet summarizing our estimates of the compensation paid outside directors of Itex during the period from April 4, 2001 to the Annual Meeting, and to correct our assumptions, if needed. Itex has expressly declined to comment on our worksheet. In a letter dated December 26, 2002, addressed to CASE from Jeffrey Elder, Chairman of the Board of Itex, CASE was informed that "Itex has no obligation to you to review or comment on your work product, assumptions or estimates and you are not entitled to assume the agreement of Itex or any of its officers or directors with any such materials." Notwithstanding this declination, CASE believes its compensation estimates are substantially accurate, and to the extent feasible has received confirmation of their accuracy from current and former directors of Itex.

         The letter of December 26, 2002, from Mr. Elder on behalf of Itex states additional concerns about the activities of CASE. CASE has been advised by Mr. Elder that its "persistence in waging a proxy contest based on outside director compensation puts Itex at risk at a critical time in its history and ultimately does a great disservice to the stockholders whose interests you purport to share." Mr. Elder further states, "[t]he message you are attempting to convey to Itex shareholders is slanted and calculated to mislead Itex's shareholders with respect to director compensation;" and, "[w]e believe that your attempt to acquire control of Itex is motivated by as yet undisclosed objectives."

         In contrast to Mr. Elder's assertions, we believe our motives are straightforward. It is CASE's belief that the incumbent Itex outside director nominees have not shown themselves willing to forego substantial compensation to serve Itex. We are motivated by a belief that the funds being paid to outside directors could better be used by Itex for its working capital needs and to increase stockholder value. We believe that the slate of CASE nominees demonstrates to stockholders that competent directors with industry experience can be obtained at a significantly reduced cost to Itex. We have included as a CASE nominee the current CEO of Itex in order to ensure continuity and stability of management, and the furtherance of Itex's current cost-saving initiatives. We do not have a secret agenda, but rather, seek to advance these objectives as described in more detail below.

PROPOSED ACTIONS OF CASE NOMINEES

         CASE believes that the election of the CASE nominees to the board of directors will add individuals with significant barter industry, technology, financing and corporate governance experience. CASE believes the CASE nominees have the skills and conviction to evaluate management's performance and would be capable of assisting the senior executives to execute the business plan.

         In addition to assisting the senior officers of Itex, the CASE nominees (other than Mr. Humer, who has not been asked for his position on these issues), if elected, intend to cause the board of directors to implement the following actions:

o Revise Itex's compensation policy for outside directors (See "Director Compensation").

o    Eliminate bylaw provisions authorizing loans to officers and directors.

o Review Itex's accounting procedures and policies in order to ensure the highest degree of credibility and transparency.

o Form a strategic committee which would be chaired by Steven White. This committee's focus would be to review the operations and direction of Itex, ensure coordination among the business offices, and review the development of strategic products and the prospects for acquisitions with the goal of enhancing stockholder value.

o Overhaul and improve customer support activities on the Internet so that the Itex's support service for all customers is both simplified and more comprehensive. There would be a more integrated point of contact for vendors and customers, and mechanisms for customers to voice feedback would be strengthened.

o Reduce the current size of the board of directors from six (6) to four (4) persons.

o Initiate full, open and continual disclosure to the investment community on all aspects of the business to build trust in the market place.

o    Explore options to raise capital for the company.


            It is the intention of the CASE members to adopt a compensation policy whereby outside directors will receive 40,000 shares annually. There will be no cash or trade dollar payments to directors, or payments of fees to directors for performance of their duties. There will be no compensation of directors for committee participation. It is expected, however, that there will continue to be reimbursement of directors for their out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The CASE nominees believe this change will be beneficial to Itex in the near term by contributing additional cash resources to its working capital and earnings, thus enhancing stockholder value. CASE believes that competent directors with industry experience can be obtained at a significantly reduced cost to Itex, as evidenced by the CASE nominees. However there is a risk that this compensation policy could have an adverse effect on Itex and its stockholders in subsequent years if qualified director candidates could not be attracted to Itex for the equity compensation offered. In this event, the policy would have to be revisited and modified by the then seated board. In addition, there is a risk the policy could require a more immediate modification if Itex chooses to retain a financial expert as a member of its audit committee, in accordance with rules expected to be promulgated by the SEC in January 2003. Such an expert may be unwilling to serve on the audit committee without additional compensation.

            Following their election as Itex directors, CASE members will seek a review of Itex's financial records to assure that material business transactions have been properly approved and documented, that Itex's assets have been recorded in accordance with generally accepted accounting principles, and that Itex's ability to collect its receivables is preserved. In conjunction with this review, the CASE nominees intend to examine the standard of independence used to qualify audit committee members and propose new recommendations. With respect to SEC reporting, Itex's internal disclosure controls and procedures will be reviewed with the CEO and CFO to ensure that relevant information is disclosed.

            The Itex Proxy Statement indicates that the Itex nominees are each seeking a one-year term. Nevertheless, Itex's current bylaws permit the division of the board into three classes with staggered terms. Because CASE's members view a classified board as typically motivated by a desire on the part of directors to protect themselves from being displaced, CASE will seek to remove these bylaw provisions. CASE believes that it is inappropriate to raise these types of barriers to stockholder democracy; rather, directors should be subject to the possibility of replacement as an entire group each year in order to make them feel more immediately and continuously accountable to stockholders' concerns.

         The current bylaws of Itex provide for the grant of loans to officers and directors of Itex. However, Section 13(k) of the Exchange Act prohibits the extension of credit or personal loans to any director or executive officer of a public company. The CASE nominees will repeal the offending bylaw provisions.

         CASE has identified five individuals whom it believes are qualified to serve as directors of Itex, as described below. CASE seeks to propose that the size of the board of directors be reduced from six (6) to four (4) individuals. If elected, the CASE nominees will seek to negotiate a reduction of the board by proposing that one CASE nominee resign, in exchange for the resignation of one of the Itex nominees. If successful in this negotiation, the CASE nominee who will be asked to resign will be Alan Zimmelman. CASE believes that the proposed reduction in the size of the board of directors may have the advantage of enabling the full board of directors to meet more frequently, providing more opportunity for interaction with and oversight of management. CASE anticipates that fewer directors will also result in a decrease in compensation expense attributable to the board of directors (see "Director Compensation" below). On the other hand, a smaller board would mean that fewer directors will constitute a quorum and, thus, decisions may be made with the participation of fewer directors. Itex would also be able to draw upon the expertise of fewer individuals, such that the breadth and depth of knowledge, experience and diversity of perspectives represented on the board could be significantly narrowed. However, CASE has confidence in the qualifications and experience of its nominees and believes that its five nominees will better serve Itex than the six directors nominated by Itex. Further, we believe our nominees will bring to the board the judgment, experience and energy needed to produce enhanced value for Itex stockholders.

         Itex has entered into employment agreements with the following executive officers: Lewis Humer, CEO, Daniela Calvitti, CFO, and Melvin Kerr, COO. All three employment contracts expire on December 14, 2003. CASE contacted Lewis Humer and Melvin Kerr and has received assurances that each would continue to serve under his employment agreement if the CASE nominees are elected. Subsequently, on January 1, 2003, Lewis Humer consented to be placed on the slate of CASE nominees and serve as a director if elected. Each of the three employment agreements contains change of control provisions which trigger early termination benefits and lump sum payments upon the occurrence of certain events, including a "change of control." It is the belief of CASE, based upon the terms of the respective employment agreements, that a change of the board due to an election contest would not constitute a "change of control" as defined in the agreements, and would not trigger an obligation to pay early termination benefits or lump sum payments.

         The members of CASE intend to seek reimbursement from Itex for CASE's expenses incurred in the proxy contest if a majority of CASE's nominees are elected to Itex's board of directors. See "The Solicitation" below. The members of CASE do not intend to submit the issue of reimbursement of CASE for its proxy contest expenses to a separate vote of Itex stockholders unless required by applicable law.

         It is CASE's opinion that the compensation policies embraced by Itex's directors are sufficient alone to justify the decision to elect a completely new set of outside directors. CASE's members believe that its nominees offer the experience and judgment that Itex stockholders need to enhance the value of their investment in Itex.

         The members of CASE solicit your vote in favor of its five nominees for director. CASE urges Itex stockholders to replace the incumbent board by voting "FOR" the CASE nominees on the enclosed BLUE proxy card.


                              ELECTION OF DIRECTORS

         CASE is soliciting proxies in support of the election to the board of directors of the following five CASE nominees for a one-year term expiring at the next annual meeting of stockholders or until their respective successors are duly elected and qualify: Steven White, Eric Best, John Wade, Alan Zimmelman and Lewis Humer.

         The bylaws provide that there shall be not fewer than two nor more than nine directors. The Itex board of directors is currently comprised of seven directors, and six directors have been nominated by Itex to be elected at the Annual Meeting. On December 3, 2002, CASE provided written notice to Itex of its intent to nominate the CASE nominees for election as directors at the Annual Meeting. CASE has nominated the CASE nominees to fill five of the six available seats on the board of directors. One of the CASE nominees, Lewis Humer, is also named on the Itex Proxy Statement as an Itex nominee, and is running on both slates. Accordingly, there will be ten nominees (five CASE nominees and six Itex nominees, with one nominee common to both slates) for six director positions on the board of directors. Assuming a quorum is present, the six nominees receiving the highest number of affirmative votes of shares entitled to be voted for them will be elected as directors of Itex.

         Each of the CASE nominees has consented to serve as a CASE nominee and to serve as a director of Itex, if elected. If any CASE nominee is unable to serve or otherwise unavailable to stand for election as a director at the Annual Meeting, CASE intends to nominate a replacement nominee for election. Should one or more replacement nominees be required, the named proxies will exercise their discretionary authority to vote the BLUE proxy cards for any replacement nominee selected by CASE.

         If the CASE nominees are elected to the board of directors, the CASE nominees would constitute five of the six members serving on the board of directors. Since the bylaws provide that action by the board of directors requires a majority vote of the directors present at a meeting at which a quorum is present, the five CASE nominees, by themselves, ordinarily would be able to cause any action to be taken or not taken by the board of directors.

         Stockholders who vote on the BLUE proxy card furnished by CASE will be able to vote for the five CASE nominees. Consequently, the execution of the BLUE proxy card will result in the forfeiture by stockholders of your right to vote for the full complement of Itex directors. There is no assurance that any of the Itex nominees will serve on the board of directors if any of the CASE nominees are elected. In the event the Itex nominees are elected and refuse to serve, the CASE nominees do not intend to fill the board vacancies but rather to reduce the size of the board accordingly. Stockholders who use Itex's WHITE proxy card will not be able to vote for any of the CASE Nominees. Therefore, any stockholder who wishes to vote for the CASE nominees must vote on CASE's BLUE proxy card. Please do not return any white proxy card sent to you by the Itex board of directors under any circumstances, even to vote "against" Itex's proposal on their proxy card. Doing so may cancel your vote for CASE's nominees.

         Lewis Humer is also named on the Itex Proxy Statement and is running on both slates. With respect to the other four CASE nominees, if fewer than all four nominees are elected as directors of Itex, each nominee has indicated a continued willingness to serve as a director of Itex if (1) Mr. White is one of the nominees elected, or (2) CASE's nominees comprise at least fifty percent of the Itex board. If CASE's nominees comprise less than a majority of the Itex board (that is, one, two or three out of six positions), there is a substantial likelihood that they will be unable to act on some or all of the matters described above. Also, in the event of a board with membership split between Itex's nominees and CASE's nominees, the board may deadlock on certain issues or expend substantially more time and resources in reaching decisions, which may have an adverse effect on Itex's operations and its ability to react to market opportunities and conditions.

THE CASE NOMINEES

         Set forth below are the names, ages, business addresses, beneficial ownership of Itex shares, and percentage share ownership of each of CASE's five nominees for election as an Itex director. Additional information on the CASE nominees is provided in Annex A to this Proxy Statement.

         Business Experience of Director Nominees

         None of the nominees is related to another nominee or to any of the present officers or directors of Itex. Except for Lewis Humer, none of the nominees is presently a director or employee of Itex.

         Steven White, 44, is President of, Lakemont Capital, Ltd., a business advisory firm located at 3059 Lenoir St., Las Vegas, Nevada 89135. From June 2000 to June 2001, Mr. White was a Senior Vice President of Network Commerce, a publicly traded Internet-based technology infrastructure and services company. Mr. White managed the sale of the Ubarter.com division to Itex in two transactions in early 2001. From 1996 to 2000, he served as CEO and President of Ubarter.com, a publicly traded company that offered a range of barter services. Mr. White directed the sale of Ubarter.com to Network Commerce in June 2000. From 1983 to 1996 he was founder and CEO of Cascade Trade Association, a regional provider of business-to-business off-line barter services for small businesses in the Northwest. Mr. White is the former Chairman and President of the National Association of Trade Exchanges (NATE) and a Technology Committee founder. He co-founded BarterServe and the Barter Association National Currency
(BANC). He is the recipient of the Distinguished Service Award from International Reciprocal Trade Association (IRTA).

         Eric Best, 32, is CEO of Morse Best Innovation, a custom software consulting, developer and systems integration practice located at 87 Wall St., Seattle, WA 98121. Prior to founding Morse Best Innovation in 2001, he was a founding partner of MindCorps in 1996, a high-growth software consultancy that served the Internet and Fortune 500 markets. In 1999, Mr. Best and his partners at MindCorps created a complementary software product firm, Emercis Corporation to provide e-commerce infrastructure tools to business enterprises. Mr. Best orchestrated the sale of MindCorps to Amazon.com in 1999 and the sale of Emercis to Impressa, Inc. in 2000. Joining Amazon.com, he managed business development for the Network from 1999 to 2000. Mr. Best holds degrees in Business Administration and Biology from Seattle Pacific University. Prior to his work in the software industry, he performed Immunology research at Bristol-Myers Squibb's Pharmaceutical Research Institute in Seattle. Mr. Best served as a director of Ubarter.com from 1999 to 2000.

         John A. Wade, 40, has served since May 1998 as Chief Financial Officer of Aptimus, Inc., a leader in online direct marketing. Aptimus is a Nasdaq listed company located at 95 South Jackson Street, Suite 300, Seattle, WA 98104. Prior to joining Aptimus, Mr. Wade served as the CFO and COO for Buzz Oates Enterprises, a real estate development company. He also has worked as the controller for A&A Properties, Inc., an asset management corporation; the controller for Labels West, a manufacturing company; and as an auditor and taxation specialist at McGladrey and Pullen, an international accounting firm. Mr. Wade has a Bachelor of Science degree in business administration with a concentration in accounting from the San Diego State University School of Business. Mr. Wade served as a director of Ubarter.com from 1999 to 2000.

         Alan Zimmelman, 58, has been primarily engaged since September 1999 as a private investor. He is located at 1042 No. El Camino Real #B-234, Encinitas, CA 92024. From November 1987 until August 1996, he was President of BXI West Los Angeles, a private company involved in the barter business. He has over twenty-five years experience in sales and management, including over 15 years affiliated with companies involved in the barter business, twelve years affiliated with companies in the hotel industry and five years affiliated with companies in hospital administration. He served as Vice President of Operations for Ubarter.com from 1996 through 2000 and as a director from 1997 to 1999.

         Lewis "Spike" Humer, 43, has served as President, Chief Executive Officer of Itex Corporation since November 2001, and as a director since September 2000. He is located at 3400 Cottage Way, Sacramento, CA 95825. Mr. Humer was discharged in personal bankruptcy December 1998 (Bankruptcy Court for the District of Oregon). Mr. Humer joined ITEX Corporation in March of 1999 as Director of Training and, in June 1999, he was named Vice President of Operations. In September 2000, he was named Vice President of Operations and Chief Operating Officer. Prior to joining Itex, Mr. Humer was a Vice President of Operations and Operations Manager for two manufacturing companies.

         Mr. White is a beneficial owner of 250,000 shares of Itex common stock. Mr. Humer beneficially owns 820,106 shares of common stock, which includes 427,500 shares underlying options not yet exercised. None of the other CASE nominees presently owns any shares of Itex common stock. The CASE nominees together beneficially own 1,070,106 shares, or approximately 5.9 percent, of the shares outstanding and entitled to vote on the Record Date. If the CASE nominees are elected it is anticipated that they will not receive the compensation customarily paid by Itex to its outside directors, but rather each non-employee director will receive 40,000 shares of common stock for his service on the board of directors. (See "Director Compensation" below)

DIRECTOR COMPENSATION

         As discussed above under "Reasons for the Solicitation," Itex's definitive proxy materials for the Annual Meeting provide that outside directors receive $20,000 annually, payable monthly in advance, plus a grant of 5,000 shares of common stock, plus a grant of options to purchase 15,000 shares of Itex common stock. Furthermore, outside directors also receive 12,000 Itex trade dollars annually, with Itex paying the cash tax effect of receiving the trade dollars. In addition, outside directors serving on committees receive $750 per meeting, with the chair of a committee receiving $1,000.

         The CASE nominees for director, if elected, intend to adopt a compensation policy whereby outside directors will receive 40,000 shares annually. There will be no cash or trade dollar payments to directors, or payments of fees to directors for performance of their board or committee duties. It is expected, however, that there will continue to be reimbursement of directors for their out-of-pocket expenses incurred in connection with attendance at board and committee meetings. CASE also expects that each of its nominees, if elected, will be indemnified for his services to Itex to the same extent that indemnification is presently available to Itex's directors.

         Lewis Humer, CEO, is party to an employment agreement with Itex which expires on December 14, 2003. CASE has received assurances that Mr. Humer would continue to serve under his employment agreement if the CASE nominees are elected. CASE has received similar assurances from Melvin Kerr, COO, that he would continue serve under his employment agreement which also expires on December 14, 2003. There are no other arrangements or understandings between any CASE nominee and any other person pursuant to which that nominee was selected as a nominee for director of Itex or with respect to any future employment by Itex or any future transactions to which Itex or any of its affiliates may be a party. However, if CASE's nominees are elected as directors of Itex, they are not precluded from determining that Itex should engage in one or more transactions with CASE's nominees or members or any of their affiliates, including family members or other companies under their control, although no such transactions are presently contemplated.

CASE urges you to vote FOR its five nominees to serve on Itex's board of directors.


PROXY INFORMATION

         The shares of common Stock represented by each BLUE proxy card which is properly executed and returned to CASE will be voted at the Annual Meeting in accordance with the instructions marked thereon. You may vote FOR the election of all of CASE's nominees, or you may withhold authority to vote for the election of one or more of the CASE nominees by writing the person's name on the line provided on the BLUE proxy card.

         Executed but unmarked BLUE proxy cards will be voted FOR the election of the five CASE nominees, and will ABSTAIN with respect to Itex Proposal 2, the approval of the 2003 Equity Incentive Plan, and will ABSTAIN with respect to Itex Proposal 3, the ratification of Ehrhardt, Keefe, Steiner & Hottman, P.C. as the independent accountants of Itex. If any other matter properly comes before the Annual Meeting, the named proxies will vote all proxies granted to them in their sole discretion.

         You will not be able to vote for CASE's nominees for director using the WHITE proxy card sent to you by Itex. We therefore urge you to sign and return CASE's BLUE proxy card using the enclosed return envelope.

         Even if you have already returned a proxy to Itex using Itex's WHITE proxy card, you can still cast your vote for our nominees, by indicating your choices on the enclosed BLUE proxy card and signing, dating, and returning it in the enclosed envelope. See the discussion in "Revocation Rights" below.

         Please review the materials that you receive carefully. CASE did NOT send you the WHITE proxy card and we urge you NOT to return the WHITE card or respond to those materials. We urge you to SIGN, DATE AND RETURN ONLY THE BLUE CARD in order to vote for the CASE nominees. If you wish to vote your BLUE proxy card as CASE recommends, you do not need to check any of the boxes on the proxy card and only need to SIGN, DATE AND RETURN THE BLUE CARD.


REVOCATION RIGHTS

         Whether or not you plan to attend the Annual Meeting, CASE urges you to vote FOR the election of the CASE nominees by signing, dating and returning the BLUE proxy card in the enclosed envelope. You can do this even if you may have voted on the WHITE proxy card solicited by the board of directors. It is only the latest dated proxy that counts.

         Execution of a BLUE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any stockholder granting a proxy (including a proxy given to Itex) may revoke it at any time before it is voted by (i) submitting a duly executed new proxy bearing a later date, (ii) attending and voting at the Annual Meeting in person, or (iii) at any time before a previously executed proxy is voted, giving written notice of revocation either to Steven White, at 3216 162nd Pl. SE, Bellevue, WA 98008, or to Itex Corporation, 3400 Cottage Way, Sacramento, CA 95825, Attention: Corporate Secretary.

         Merely attending the Annual Meeting without voting at the Annual Meeting will not revoke any previous proxy which has been duly executed by you. If you are voting at the Annual Meeting, CASE's BLUE proxy cards must be presented to Itex's tabulator in order to be counted.


                         OTHER MATTERS TO BE VOTED UPON

         In addition to electing directors, stockholders will be asked by Itex at the Annual Meeting to vote upon the approval of the Itex 2003 Equity Incentive Plan, and upon the ratification of Ehrhardt, Keefe, Steiner & Hottman, P.C. as the independent accountants of Itex. CASE does not make any recommendations regarding these matters. If stockholders provide instructions regarding this matter on the enclosed BLUE proxy card, CASE will vote the shares as directed; if no such instructions are given, shares represented by CASE's BLUE proxy card will ABSTAIN on these matters.

         Information regarding these proposals is contained in the Itex Proxy Statement. Reference is hereby made to such information which, to the extent it may be deemed required, is incorporated herein pursuant to Rule 14a-5(c) under the Exchange Act. Stockholders are referred to the Itex Proxy Statement for information regarding these proposals. For example, the Itex Proxy Statement contains a copy of the Itex 2003 Equity Incentive Plan, a description of the Plan, and information relating to the federal income tax consequences of awards under the Plan, the deductibility of executive compensation, and accounting treatment under the Plan.

         If the stockholders fail to ratify the appointment of independent accountants, the CASE nominees, if elected, would cause the board of directors to reconsider its selection, although the board would not be required to select different independent public accountants for Itex. Even if the selection is ratified, it is the view of the CASE nominees that the board of directors, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the board of directors feels that such a change would be in Itex's and the stockholders' best interests.

         CASE is not aware of any other matter to be presented for consideration at the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, submitting a BLUE proxy card will entitle the named proxies to vote your shares in accordance with their sole discretion on matters not described in this Proxy Statement that may arise at the Annual Meeting.


SOLICITATION OF PROXIES; EXPENSES

         The entire cost of the solicitation of proxies by CASE (including fees of attorneys, financial advisors, proxy solicitors and printing and mailing expenses) will be borne by Lakemont Capital, Ltd. and the members of CASE. Lakemont and the members of CASE intend, however, to seek reimbursement from Itex for these expenses if a majority of CASE's nominees are elected to Itex's board of directors, including the legal expenses of the members of CASE and its nominees for director in the event legal proceedings are instituted by Itex. CASE's nominees for director do not intend to submit the issue of such reimbursement of CASE for its expenses incurred in the proxy contest to a separate vote of Itex's stockholders unless required by applicable law. To date, CASE has incurred cash expenditures of approximately $18,000, advanced by Lakemont, and accrued additional costs of approximately $20,000. CASE estimates that total expenditures relating to its solicitation will not exceed $60,000.

         Proxies may be solicited by mail, courier service, telephone, facsimile, advertisement, electronic communication, Internet, email and in person. Arrangements will be made with brokerage houses or other custodians, nominees, and fiduciaries to forward CASE's solicitation materials to their clients, and we may reimburse such persons for their reasonable expenses. CASE has engaged Lakemont to assist in its soliciting efforts for a fee of $5,000 per month up to a total of $15,000, plus reimbursement of expenses. Lakemont will make available one person in connection with its efforts on behalf of CASE. The other participants listed on Annex A may make solicitations without additional compensation.


CERTAIN INFORMATION ABOUT THE PARTICIPANTS

         Lakemont Capital, Ltd., Steven White, President of Lakemont Capital, Ltd., and the remainder of the CASE nominees are participants (collectively, the "Participants," and each, a "Participant") in CASE's solicitation of proxies for the Annual Meeting within the meaning of the federal securities laws. Information in this proxy statement and in Annex A about each Participant was provided by that Participant.


ADDITIONAL INFORMATION

         This proxy statement includes information based on documents filed by Itex with the SEC, including the Itex Proxy Statement.

         The Itex Proxy Statement is required to set forth information regarding: (1) the beneficial ownership of shares by (a) any person known to Itex to beneficially own more than 5% of any class of voting securities of Itex,
(b) each director and nominee, and certain executive officers of Itex, and (c) all directors and executive officers of Itex as a group; (2) information concerning Itex's directors and management, including information relating to the business background and employment biographies and management compensation and remuneration; (3) information concerning the committees of the board of directors, the meetings of the board of directors and all committees thereof; and (4) information concerning the procedures for submitting stockholder proposals for consideration at Itex's next annual meeting of stockholders. Reference is hereby made to such information which, to the extent it may be deemed required, is incorporated herein pursuant to Rule 14a-5(c) under the Exchange Act.


PLEASE ACT PROMPTLY.  SIGN, DATE, AND MAIL THE BLUE PROXY CARD TODAY!

         If you have any questions or need any assistance in voting your shares, please contact Mr. Steven White, c/o Lakemont Capital, Ltd., 3216 162nd Pl. S.E., Bellevue, WA 98008; Phone (425) 747-6434; Fax: (425) 641-6162;
e-mail steven@morsebest.com


Dated January 8, 2002           LAKEMONT CAPITAL, LTD.
                                3216 162nd Pl. S.E.
                                Bellevue, WA  98008

                                Banks and Brokers Call Collect: (425) 747-6434

                                                                         ANNEX A



               INFORMATION CONCERNING PERSONS WHO ARE PARTICIPANTS
                        IN CASE'S SOLICITATION OF PROXIES



         The SEC requires that certain information be made available to Itex stockholders with respect to any person who may be deemed a participant in this solicitation. The following sets forth the name and the present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is carried on, of persons who may be deemed to be Participants on behalf of CASE in the solicitation of proxies from stockholders of Itex.

         The members of CASE, along with CASE's nominees for director, are all considered participants in this proxy solicitation under the SEC's proxy rules. The members of CASE are Steven White, Eric Best, John Wade, and Alan Zimmelman. The CASE nominees are Steven White, Eric Best, John Wade, Alan Zimmelman, and Lewis Humer. Lakemont Capital, Ltd., a corporation owned by Steven White, has agreed to fund the CASE election contest, file materials with the SEC and engage in solicitation efforts on behalf of CASE.

Nominees of CASE for election to the board of directors of Itex

         The business address and present principal occupation or employment of each of the CASE nominees listed below is set forth in the Proxy Statement under the heading "Information Regarding Director Nominees." Each nominee is a citizen of the United States.

           Name
           ----

  o        Steven White
  o        Eric Best
  o        John Wade
  o        Alan Zimmelman
  o        Lewis Humer

         Although Mr. Humer has agreed to be named in this proxy statement as a CASE nominee, he has declined to become a party to the CASE Agreement. Pursuant to the CASE Agreement, each member of CASE has agreed to be named in this proxy statement as a member of CASE, to vote his shares of Itex common stock in favor of CASE nominees, to comply with the requirements of the state and federal securities laws, and to cooperate with the other members of CASE to achieve its objectives.

Lakemont Capital, Ltd.

         Lakemont is a Nevada corporation that originally was formed in January 2002 to provide business advisory services. Lakemont's principal place of business is: 3059 Lenoir St., Las Vegas, Nevada 89135. Lakemont is owned by Steven White, who serves as its sole officer. Lakemont has agreed to fund the CASE election contest, file materials with the SEC on behalf of CASE, and engage in solicitation efforts on behalf of CASE. CASE has agreed to engage Lakemont for assistance in coordinating its soliciting efforts for a fee of $5,000 per month up to a total of $15,000, plus reimbursement of expenses. Lakemont has contributed approximately $18,000 to defray the expenses of the proxy contest.

Shares Held by Participants

         The Participants beneficially own common stock as set forth below:


                                                       Shares       Percent (1)
                                                    Beneficially     of Voting
          Name                                          Owned         Shares
          ----                                          -----         ------

          Steven White                                  250,000(2)     1.4%
          Eric Best                                           0         --
          John Wade                                           0         --
          Alan Zimmelman                                      0         --
          Lewis Humer                                   820,106(3)     4.5%

          All CASE members as a group                 1,070,106        5.9%

          (1) Percentage of beneficial ownership is based upon 17,727,565 voting shares outstanding as of the Record Date.

          (2) Mr. White has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.

          (3) Includes 427,500 shares underlying stock options not yet exercised.


Transactions in Itex Securities Involving Participants

         Other than the transactions described below, no Participant has purchased or sold any securities of Itex in the past two years.

Transactions in Itex Common Stock by Steve White

The Participants beneficially own common stock as set forth below:



                                                            Number of Itex
 Date of Transaction         Nature of Transaction              Shares

  December 31, 2001      Purchase - Consulting Services        250,000

Transactions in Itex Common Stock by Eric Best

         None

Transactions in Itex Common Stock by John Wade

         None

Transactions in Itex Common Stock by Alan Zimmelman

         None

Transactions in Itex Common Stock by Lewis Humer



                                                             Number of Itex
  Date of Transaction        Nature of Transaction               Shares
  -------------------        ---------------------           --------------

  December 28, 2001          Purchase                              40,300
  January 17, 2002           Acquisition - stock award            100,000
  March 6, 2002              Purchase                               1,500
  March 12, 2002             Purchase                               1,120
  March 20, 2002             Purchase                               5,000
  March 21, 2002             Purchase                               8,000
  March 26, 2002             Purchase                               8,468
  June 1, 2002               Purchase                               1,225
  October 14, 2002           Purchase                               2,750
  October 14, 2002           Purchase                              13,000
  October 15, 2002           Purchase                               6,193
  December 23, 2002          Purchase                               1,590
  December 26, 2002          Purchase                              16,549


Miscellaneous Information Concerning the Participants

         Steve White was retained by Itex as an independent consultant for the twelve-month period commencing on August 1, 2001. As the former CEO of Ubarter.com, Mr. White's primary services to Itex consisted of assisting Itex in the integration of certain Ubarter assets from its then current owner, Network Commerce, Inc. The agreement provided that Mr. White be paid a fee of $5,000 per month and be granted 250,000 shares of Itex common stock. The shares were issued on December 31, 2001, and Mr. White's services were terminated in August, 2002. There are no obligations remaining under the consulting agreement, except a balance of $33,000 is owed Mr. White for his services. On or about January 14, 2002, Mr. White delivered on behalf of Lakemont Capital, Ltd. a letter of intent to Lewis Humer, CEO of Itex, indicating that Lakemont was prepared to open a secured credit facility in the amount of $1,000,000 for the use of Itex, of which $100,000 would be payable at closing and the balance drawn over a 12-month period. It was proposed that the loan be repayable without interest in consideration for the issuance by Itex of 800,000 shares of common stock. The Lakemont proposal was presented to the board of directors of Itex and was rejected.

         No other agreement between Itex and Mr. White relating to any other matter has been entered into and no negotiations between Itex and Mr. White with respect to any such agreement are ongoing. Since the termination of the consulting agreement, Mr. White has had occasional discussions with Mr. Lewis Humer over issues of concern to Mr. White as an Itex stockholder regarding Itex's business prospects and goals.

         Except as described in this Annex A or in the Proxy Statement, no Participant nor any of their respective associates or affiliates (together, the "Participant Affiliates"), is either a party to any transaction or series of transactions since August 1, 2000, or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which Itex or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000, and (iii) in which any Participant or Participant Affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Annex A or in the Proxy Statement, no Participant or Participant Affiliate (i) directly or indirectly beneficially owns any securities of Itex or any securities of any subsidiary of Itex, or (ii) has had any relationship with Itex in any capacity other than as a stockholder.

         Except as described in this Annex A or in the Proxy Statement, no Participant or Participant Affiliate has entered into any agreement or understanding with any person respecting any future employment by Itex or any of its affiliates or any future transactions to which Itex or any of its affiliates will or may be a party. Except as described in this Annex A or in the Proxy Statement, there are no contracts, arrangements or understandings by any Participant or Participant Affiliate within the past year with any person with respect to any securities of Itex. There is nothing to preclude Itex from entering into any such employment or transaction with any such person in the future.

                                   BLUE PROXY

                                  SOLICITED BY
        THE COMMITTEE FOR THE ADVANCEMENT OF STOCKHOLDER EQUITY ("CASE")
                   IN OPPOSITION TO THE BOARD OF DIRECTORS OF
                                ITEX CORPORATION

                  PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS
                          JANUARY 28, 2003 AT 9:00 A.M.


The undersigned stockholder of Itex Corporation ("Itex") hereby appoints Steven White and Eric Best, and each of them, as attorneys and proxies, each with full power of substitution and revocation, to represent the undersigned at the Annual Meeting of Stockholders of Itex Corporation to be held on January 28, 2003, and at any adjournment, postponement, continuation or rescheduling thereof, with authority to vote all shares of common stock of Itex held or owned by the undersigned in accordance with the directions indicated herein.

This Proxy will be voted as directed, but if no direction is indicated, it will be voted FOR the election of the nominees listed in Item 1 and will ABSTAIN on Items 2 and 3. If any other matter properly comes before the meeting or any adjournments, postponements, continuations or reschedulings thereof, the named proxy holders will vote this proxy in their discretion on such matter.

CASE RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW:

1.  Election of Directors

CASE Nominees:

[ ]  FOR All nominees listed below:      [ ]  WITHHOLD AUTHORITY to vote for all
                                              nominees listed below:

01 - Steven White;   02 - Eric Best;    03 - John Wade;   04 - Alan Zimmelman;

05--Lewis "Spike" Humer


To withhold authority to vote for any individual nominee, write that nominee's name or number on the line provided below:


CASE MAKES NO RECOMMENDATION WITH RESPECT TO THE ADOPTION OF THE
2003 EQUITY INCENTIVE PLAN

2. To approve the adoption of the ITEX Corporation 2003 Equity Incentive Plan;

                 [  ]   FOR         [  ]   AGAINST   [  ]   ABSTAIN

CASE MAKES NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF AUDITORS

3. To approve ratification of the selection of Ehrhardt, Keefe, Steiner & Hottman PC as independent auditors;

                 [  ]   FOR         [  ]   AGAINST   [  ]   ABSTAIN


Date:                                       , 2003
         -----------------------------------



----------------------------------------------------------
Signature



----------------------------------------------------------
Additional Signature (if held jointly)



----------------------------------------------------------
Title of Authority

Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED ENVELOPE.


                                   BLUE PROXY